BRITISH COLUMBIA

Number: BC1014904

CERTIFICATE

OF

AMALGAMATION

BUSINESS CORPORATIONS ACT

I Hereby Certify that 0608457 B.C. LTD., incorporation number BC0608457, and NEW GOLD INC., incorporation number BC0928830, and RAINY RIVER RESOURCES LTD., incorporation number BC0253275 were amalgamated as one company under the name NEW GOLD INC. on October 1, 2014 at 12:01 AM Pacific Time.

Issued under my hand at Victoria, British Columbia
On October 1, 2014

CAROL PREST
Registrar of Companies
Province of British Columbia
Canada

ELECTRONIC CERTIFICATE